KOH Holdings, Inc.

ANNUAL REPORT

1230 Harlemville Rd.
Ghent, NY 12075
9176408008
kreaturesofhabit.com

This Annual Report is dated June 22, 2026.

BUSINESS

"KOH Holdings Inc., doing business as Kreatures of Habit or "KOH" or the "Company", is a C-Corp organized under the laws of the state of Delaware that makes nutritional wellness products. Our hero product is called MEAL ONE, a high-protein overnight oatmeal. MEAL ONE is refined sugar-free, gluten and glyphosate-free, plant-based, and packed with clean ingredients. 30 grams of protein- a blend of pea and fava; omega 3 fatty acids- chia, flax, and pumpkin seeds; electrolytes - pink Himalayan salt; vegan vitamin D3; pre & probiotics; digestive enzymes, and sweetened with monk fruit. KOH also makes a melatonin-free sleep support hot chocolate called KREATURE'S SLEEP. The formula is a blend of Zero THC CBD, magnesium, reishi mushroom, ashwagandha, GABA, L-theanine, chamomile flower extract, a touch of lion's mane, MCT oil powder, coco powder, and sweetened with monk fruit. The Company's business model consists of direct-to-consumer sales on kreaturesofhabit.com and on Amazon, focused on health-conscious individuals dedicated to their wellness. Our products are sold all across the United States and Canada, direct-to-consumer online. The Company has done over $10.6MM in gross revenue since inception, with a goal to achieve $5MM in gross revenue for 2025. KOH has built a strong community of loyal customers, and 70% of revenue in the last 18 months was driven through subscribers. KOH believes it is in a prime position to scale based on the US health and wellness market, functional foods being one of the top trends in the category. KOH plans to introduce a clean plant-based protein bar this summer. KOH believes it is in a prime position to scale alongside the U.S. health and wellness market, currently valued at approximately $2.3 trillion and projected to reach $3.7 trillion by 2034—with functional food continuing to be one of the most significant growth trends in the category. (Source: https://www.precedenceresearch.com/us-health-and-wellness-market)

Corporate History

KOH Holdings Inc. was initially preceded by Kreatures Of Habit IP, LLC, a New York State limited liability company organized on October 31, 2018. Following a strategic shift in the business model after the COVID-19 pandemic, a new Delaware C-Corporation, KOH Holdings Inc., was formed on January 17, 2020. However, a formal statutory conversion from the LLC to the C-Corporation was not completed at that time. While a statutory conversion did not occur, the intellectual property assets held by Kreatures Of Habit IP, LLC, were transferred to KOH Holdings Inc., and supporting documentation has been provided.

KOH Holdings Inc. was initially organized as Kreatures Of Habit IP, LLC, a NY State limited liability company on October 31st, 201,8, and converted to a newly formed Delaware C-corporation on January 17th, 2020.

The Company's Intellectual Property ("IP")

The Company was granted Trademarks in the U.S. for KREATURES OF HABIT in Class 5 and Class 30 to KOH Holdings Inc., filed with the USPTO on June 30th, 2023. In addition to this, KOH Holdings Inc. has other IP that it has developed, including additional trademarks for MEAL ONE in class 30, issued December 17, 2024, a trademark for KOH in class 5 issued October 1, 2024, and a trademark for SEE YOU IN HEALTH in class 25 issued September 12, 2023.

Previous Offerings

Name: Series Seed-1 Preferred Stock
Type of security sold: Equity
Final amount sold: $2,000,000.00
Number of Securities Sold: 2,000,000
Use of proceeds: Marketing, Inventory, R&D
Date: May 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Series Seed-2 Preferred Stock
Type of security sold: Equity
Final amount sold: $1,363,636.00
Number of Securities Sold: 1,363,636
Use of proceeds: Marketing, Inventory, R&D
Date: November 11, 2022
Offering exemption relied upon: 506(c)

Type of security sold: Convertible Note
Final amount sold: $1,000,000.00

Use of proceeds: Marketing, Inventory, R&D
Date: May 01, 2024
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Reg CF
Final amount sold: $901,038.46
Use of proceeds: Marketing, Inventory, R&D
Date: May 01, 2026
Offering exemption relied upon: Reg CF

Type of security sold: SAFE
Final amount sold: $385,000
Use of proceeds: Marketing, Inventory, R&D
Date: June 01, 2026
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue

Net revenue for fiscal year 2024 was $3.11M compared to $3.69M in fiscal year 2025.

Growth year-over-year was driven by increasing our total number of subscription customers. Our Hero Product, Meal One is the main driver of sales

Cost of Sales

Cost of Sales for fiscal year 2024 was $1.80M compared to $2.28M in fiscal year 2025.

Cost of Sales scaled with growth as we improved our supply chain while adding Daily Bar and the Amazon channel to our sales mix. We include: product costs, shipping, fulfillment and payment processing in our cost of sales

Gross Margins

Gross margins for fiscal year 2024 were 42% compared to 38% in fiscal year 2025.

We saw a reduction in gross margin as we introduced Daily Bar, scaled on Amazon and make improvements to our supplier base.

Expenses

Expenses for fiscal year 2024 were $1.63M compared to $2.48M in fiscal year 2025.

We invested significantly in team and marketing in 2025 as we expanded our channel and product mix.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have made historical investments in the brand to build a following of loyal customers. Past cash was primarily generated through sales, equity investment, and debt.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $322,476.

Debt

Debt:

Creditor: Chase
Outstanding balance: $192,150.00
Interest rate: 1.5%
Material terms: Personal Guarantee. According to the terms of the agreement, any outstanding balance under this facility would bear interest at either 1.5% or 3.0% per month, depending on the applicable prime rate announced by the bank.
Creditor: Shopify Capital
Outstanding balance: $350,000
Interest rate: 5.8% over the life of the loan
Material terms: On April 10, 2026, the Company entered into a loan agreement with Shopify Capital for the amount of $350,000. This will be paid using 12.5% of daily receivables until the loan is paid back

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Michael Chernow

 Michael Chernow's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Founder, Director, Principal Accounting Officer, and CEO
• Dates of Service: January 2018 — Present
• Responsibilities: Michael Chernow is at the helm of KOH, his main focuses are vision, product road map, business development, content creation, overseas operations. Mr. Chernow currently receives an annual salary of $150,000.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Shares - Common Stock
Stockholder Name: Chernow Ventures LLC (100% Owned and Managed by Michael Chernow
Amount and nature of Beneficial ownership: 6,350,000
Percent of class: 50.56%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

Class A Shares - Common Stock

Authorized: 11,863,636
Outstanding: 8,500,000
Voting Rights: One vote per share.
Material Rights:
Voting Rights: One vote per share on all matters submitted to stockholders.

Dividends: May receive dividends when and if declared by the Board; junior to preferred stock for dividend rights.

Liquidation: Entitled to a pro rata share of any remaining assets after all debts and preferred stock liquidation preferences are satisfied.

Conversion: Common Stock is not convertible into any other class or series.

The total amount outstanding includes 1,145,840 shares to be issued pursuant to stock options issued.

The total amount outstanding does not include 504,160 shares to be issued pursuant to stock options, reserved but unissued.

Please see the Company's Fourth Amended and Restated Certificate of Incorporation for further information, attached to the Offering Document as Exhibit F.

Class B Shares - Common Stock

Authorized: 1,509,444
Outstanding: 0
Material Rights:
Dividends: May receive dividends when and if declared by the Board; junior to preferred stock for dividend rights. Class B Shares and Class A Shares are pari passu with respect to dividend and liquidation rights.

Liquidation: Entitled to a pro rata share of any remaining assets after all debts and preferred stock liquidation preferences are satisfied.

Conversion: Common Stock is not convertible into any other class or series.

Please see the Company's Fourth Amended and Restated Certificate of Incorporation for further information, attached to the Offering Document as Exhibit F.

Series Seed-1 Preferred Stock

Authorized: 2,000,000
Outstanding: 2,000,000
Voting Rights: Votes with Common Stock on an as-converted basis.
Material Rights:
Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, of simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (4) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case ofa dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series} and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section | shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "Original Issue Price" shall mean (i) $1.00 per share (after giving effect to the Stock Split) with respect to the Series Seed-1 Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock and, (ii) $1.10 per share with respect to the Series Seed-2 Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-2 Preferred Stock.

Liquidation, Dissolution or Winding Up: Certain Mergers, Consolidations and Asset Sales.

2.1 + Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the hoiders

of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (3) the Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Preferred Stock Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the hoiders of shares of Preferred Stock shall share ratably im any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Payments to Holders of Common Stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Preferred Stock Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds,as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Voting

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Second Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Series Seed-2 Preferred Stock

Authorized: 2,000,000
Outstanding: 1,363,636
Voting Rights: Votes with Common Stock on an as-converted basis.
Material Rights:
Refer to Material Rights of Series Seed-1 Preferred Stock

Convertible Note

Amount Outstanding: $1,000,000.00
Conversion Type: Company's capital stock consisting of the Preferred Stock of a series substantially similar to that of the Preferred Stock issued in such Qualified Financing.
Conversion Trigger: Qualified financing of $3 million or change in control
Valuation Cap: $15,000,000.00
Discount Rate: 20
Interest Rate: 10
Material Rights: None

SAFE

Amount Outstanding: $385,000
Conversion Type: Company's capital stock consisting of the of a series substantially similar to that of the Preferred Stock issued in such Qualified Financing.
Conversion Trigger: Selling of Preferred Stock at a fixed valuation excluding fundraising under Reg CF or Reg A.
Valuation Cap: $16,000,000.00
Discount Rate: 0
Interest Rate: 0
Material Rights: None

What it means to be a minority holder

As a minority holder of Class B Shares - Common Stock of the Company, which carry no voting rights, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation

Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $1,234,998.18 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Shares - Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

KOH Holdings Inc was formed on January 17, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. KOH Holdings Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademarks could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

KOH Holdings, Inc.
By /s/ *Michael Chernow*
Title: CEO

By /s/ *Michael Chernow*
Name: Michael Chernow
Title: CEO

By /s/ *Michael Chernow*
Name: Michael Chernow
Title: Principal Accounting Officer

Exhibit A
FINANCIAL STATEMENTS

Kreatures of Habit

Balance Sheet

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Checking (3818)	2,162.02
Checking (8129)	49,619.56
Clearco Card	0.00
Money Market	270,694.59
Settle Clearing Out	0.00
Total for Bank Accounts	**$322,476.17**
Accounts Receivable	
Accounts Receivable (A/R)	626.16
Total for Accounts Receivable	**$626.16**
Other Current Assets	
Amazon Carried Balances	0.00
Amazon Receivable	0.00
Channel Clearing Account	
Amazon - US Clearing Account	9,186.60
Shopify kreatures-of-habit.myshopify.com Other Payment Gateway Clearing Account	0.00
Total for Channel Clearing Account	**$9,186.60**
Exchange	0.00
Goods Invoiced Not Received (GINR)	0.00
Inventory	$0.00
Amazon Inventory	38,165.39
Inventory In Production	56,287.64
Inventory in Transit	0.00
Inventory On Hand	318,087.30
Total for Inventory	**$412,540.33**
Inventory Asset	0.00
Prepaid Expenses	0.00
Prepaid Inventory	185,118.60
Shopify Receivable	27,558.06
Undeposited Funds	0.00
Total for Other Current Assets	**$634,403.59**
Total for Current Assets	**$957,505.92**

Kreatures of Habit

Balance Sheet

As of Dec 31, 2025

	TOTAL
Fixed Assets	
Accum Depreciation	-8,575.92
Fixed Asset Furniture	10,387.82
Total for Fixed Assets	**$1,811.90**
Other Assets	
Accum Amortization	-80,506.00
Intangible Assets	
Software	5,292.00
Start-Up Costs	$0.00
Consulting	
Accounting & Tax	8,414.00
Marketing Consultants	127,795.47
Tech Consultants	5,609.00
Total for Consulting	**$141,818.47**
Content Development	25,117.92
Customer Acquisition	4,315.50
G&A	10,559.34
Legal	62,872.75
Marketing Software	3,552.79
Research & Development	$0.00
Apparel R&D	0.00
Consumable R&D	719.00
Customer Acquisition	0.00
Total for Research & Development	**$719.00**
Sales Platform	
Certifications	5,500.00
Total for Sales Platform	**$5,500.00**
Software	4,210.96
Total for Start-Up Costs	**$258,666.73**
Total for Intangible Assets	**$263,958.73**
Security Deposit	1,850.00
Total for Other Assets	**$185,302.73**
Total for Assets	**$1,144,620.55**

Kreatures of Habit

Balance Sheet

As of Dec 31, 2025

	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	183,415.33
Total for Accounts Payable	**$183,415.33**
Credit Cards	
Amex Blue Business Cash xx21001	284.20
Amex Business Platinum xx63005	220,137.72
Amex SkyMiles xx01009	0.00
Total for Credit Cards	**$220,421.92**
Other Current Liabilities	
Accrued Expenses	6,000.00
Accrued Payroll	5,266.87
Agile Clearing	14,608.24
Channel Sales Tax Payable	
Amazon Sales Sales Tax	0.00
Total for Channel Sales Tax Payable	**$0.00**
Chase line of credit	171,153.92
Clearco Financing	0.00
COGS Accrual for unfulfilled orders	5,510.35
Danny Augustyn Loan	0.00
Direct Deposit Payable	0.00
Due T/F Michael Chernow	-1,430.00
Due to Kickfurther - Bar	0.00
Due to Kickfurther - Meal One	151,203.86
Payroll Liabilities	$0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
MA Income Tax	0.00
NYS Employment Taxes	0.00
NYS Income Tax	0.00
United Healthcare	0.00
Total for Payroll Liabilities	**$0.00**
Prime Financial Note Payable	0.00
Sales Tax Payable	2,042.69
Wayflyer Loan	0.00
Total for Other Current Liabilities	**$354,355.93**
Total for Current Liabilities	**$758,193.18**
Long-term Liabilities	
Convertible Note 2023	1,000,000.00
SAFE Note- JWAW Retirement	134,980.00
Total for Long-term Liabilities	**$1,134,980.00**
Total for Liabilities	**$1,893,173.18**

Kreatures of Habit

Balance Sheet

As of Dec 31, 2025

	TOTAL
Equity	
Additional Paid in Capital	3,823,349.15
Opening Balance Equity	13,817.90
Owner's Investment	0.00
Owner's Pay & Personal Expenses	7,256.88
Preferred Stock	434,029.93
Retained Earnings	-3,609,284.02
Net Income	-1,417,722.47
Total for Equity	**-$748,552.63**
Total for Liabilities and Equity	**$1,144,620.55**

Kreatures of Habit

Profit and Loss

January-December, 2025

	TOTAL
Income	
Channel Sales	
Shopify Sales (deleted)	0.00
Total for Channel Sales	**$0.00**
Income	
Gross Sales	$5,348.00
Amazon Sales	505,987.21
Shopify Sales	4,185,142.77
Total for Gross Sales	**$4,696,477.98**
Miscellaneous Income	
Amazon Reimbursement	3,203.33
Amazon Shipping Income	6,471.03
Shipping Income	117,598.25
Total for Miscellaneous Income	**$127,272.61**
Refunds & Discounts	
Amazon Discount	-33,310.16
Shopify Discounts	-958,558.42
Shopify Refunds	-132,156.72
Total for Refunds & Discounts	**-$1,124,025.30**
Total for Income	**$3,699,725.29**
Shipping Income-1	0.00
Total for Income	**$3,699,725.29**
Cost of Goods Sold	
Cost of Goods Sold	$0.00
Amazon Selling Fees	43,319.05
Fulfillment	265,230.22
Packaging	36,862.38
Payment Processing Fees	92,711.04
Product Costs	1,377,914.76
Scrap	11,621.70
Shipping	454,261.51
Total for Cost of Goods Sold	**$2,281,920.66**
Total for Cost of Goods Sold	**$2,281,920.66**
Gross Profit	**$1,417,804.63**
Expenses	
General & Administrative	
Accounting & Tax	21,176.00
Bank Charges & Fees	2,117.73
Depreciation Expense	603.97
Dues & Subscriptions	2,850.00
General Consultants	175,120.32
Insurance	13,746.65
Legal & Professional Services	55,099.91

Kreatures of Habit

Profit and Loss
January-December, 2025

	TOTAL
Meals & Entertainment	1,533.35
Office Expenses	2,360.89
Other Business Expenses	895.15
Payroll Expenses	$3,900.26
Benefits	22,192.59
Payroll Taxes	34,530.37
Wages	433,930.86
Total for Payroll Expenses	**$494,554.08**
Rent & Lease	11,408.00
Software	136,564.01
Taxes & Licenses	
Taxes	1,780.00
Total for Taxes & Licenses	**$1,780.00**
Tech Consultants	28,750.00
Travel	34,573.51
Utilities	3,007.56
Total for General & Administrative	**$986,141.13**
Marketing	
Affiliate Marketing	29,730.94
Amazon Marketing	82,851.54
Brand Ambassadors	121,139.79
Content Development	70,323.14
Direct Mail	15,250.19
Marketing Consultant	312,492.12
Other Marketing (Events, etc.)	28,902.14
Paid Advertising	783,608.55
Promotional Products	26,091.79
Total for Marketing	**$1,470,390.20**
QuickBooks Payments Fees	2,076.21
Research & Development Expense	6,806.25
Selling	
Storage	18,511.57
Total for Selling	**$18,511.57**
Total for Expenses	**$2,483,925.36**
Net Operating Income	**-$1,066,120.73**
Other Income	
Interest Income	236.26
Total for Other Income	**$236.26**
Other Expenses	
Amortization	18,960.00
Interest Paid	63,896.90
Inventory Adjustment	43,554.81
Legal Settlement	52,500.00

Kreatures of Habit

Profit and Loss

January-December, 2025

	TOTAL
Other expense (income)	49,115.83
Quarantined Scrap Inventory	123,810.46
Total for Other Expenses	**$351,838.00**
Net Other Income	**-$351,601.74**
Net Income	**-$1,417,722.47**

Kreatures of Habit

Statement of Cash Flows

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,417,722.47
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	52,763.05
Accounts Receivable (A/R)	-626.16
Accrued Expenses	6,000.00
Accrued Payroll	4,080.84
Accum Amortization	18,960.00
Accum Depreciation	603.97
Agile Clearing	30,961.65
Amazon Carried Balances	0.00
Amazon Receivable	369.49
Amex Blue Business Cash xx21001	-835.95
Amex Business Platinum xx63005	83,287.54
Amex SkyMiles xx01009	0.00
Channel Clearing Account:Amazon - US Clearing Account	-7,453.58
Channel Clearing Account:Shopify kreatures-of-habit.myshopify.com Other Payment Gateway Clearing Account	1,219.13
Channel Sales Tax Payable:Amazon Sales Sales Tax	-7.20
Chase line of credit	171,153.92
COGS Accrual for unfulfilled orders	5,510.35
Due T/F Michael Chernow	-5,000.00
Due to Kickfurther - Bar	0.00
Due to Kickfurther - Meal One	151,203.86
Goods Invoiced Not Received (GINR)	0.00
Inventory	0.00
Inventory Asset	0.00
Inventory:Amazon Inventory	-31,027.74
Inventory:Inventory In Production	137,984.14
Inventory:Inventory in Transit	0.00
Inventory:Inventory On Hand	23,880.72
Prepaid Expenses	0.00
Prepaid Inventory	36,726.40
Sales Tax Payable	-4,011.30
Shopify Receivable	25.67
Wayflyer Loan	-300,000.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$375,768.80**
Net cash provided by operating activities	**-$1,041,953.67**
INVESTING ACTIVITIES	
Security Deposit	-1,850.00
Net cash provided by investing activities	**-$1,850.00**
FINANCING ACTIVITIES	
Additional Paid in Capital	757,333.71
Owner's Pay & Personal Expenses	0.00
Preferred Stock	0.00

Kreatures of Habit

Statement of Cash Flows

January-December, 2025

FULL NAME	TOTAL
SAFE Note- JWAW Retirement	134,980.00
Net cash provided by financing activities	**$892,313.71**
NET CASH INCREASE FOR PERIOD	**-$151,489.96**
Cash at beginning of period	**$473,966.13**
CASH AT END OF PERIOD	**$322,476.17**

	Common Stock		Series Seed-1 Preferred		Series Seed-2 Preferred		Reg CF Round Class B Common Shares				
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Retained Earnings (Deficit)	Total Shareholders' Equity
Beginning balance at 1/1/25	7,515,908	752	2,000,000.00	200	1,363,636.00	136			$ 3,498,957.00	($3,673,067)	(173,021.00)
Issuance of Common Stock											
Additional Paid-in Capital											
Prior Period Adjustment											
Net Income (loss)											
Ending balance at 12/31/25	7,515,908	752	2,000,000.00	200	1,363,636.00	136	829,731	82.97	$ 4,399,912.49	($5,090,789.47)	(689706)

NOTE 1 – NATURE OF OPERATIONS

KOH Holdings, Inc. was formed on 1/17/2020 ("Inception") in the State of Delaware. The financial statements of KOH Holdings, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ghent, NY.

The Company sells consumer packaged goods (CPG) through a multi-channel model spanning direct-to-consumer (including a recurring subscription program), retail/wholesale distribution (e.g., Sprouts and KeHE), and online marketplaces (e.g., Amazon). The company generates revenue through both one-time and subscription-based sales, and its operations encompass product sourcing and fulfillment, customer acquisition and retention, and channel management across these distribution paths.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from selling consumer packaged goods to directly online through its website and through distributors when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New York state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the past 3 years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company currently has a line of credit with Chase bank for $200,000.

In addition, we have drawn on a $350,000 facility with Shopify Capital to fund inventory purchases ahead of sales.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. In addition, we have no long-term purchasing commitments, planned capital expenditurs or other commitments that represent a potential financial liability.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
As of June 4th, 2026 the company has currently issued 7,515,908 shares of our common stock.

Class B Common Stock
As of June 4th, 2026 the company has currently issued 829,731 shares of our common stock.

Preferred Shares
As of June 4th, 2026 the company has currently issued 3,363,636 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Not applicable.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through May 30th 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Michael Chernow (Print Name), the CEO (Principal Executive Officers) of KOH Holdings, Inc. hereby certify that the financial statements of KOH Holdings, Inc. and notes thereto for the periods ending December 31, 2025 (first Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

KOH Holdings, Inc. has not yet filed its federal tax return for [year]."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of June 4, 2026 (Date of Execution).

_____ (Signature)

__CEO_____ (Title)

__6/22/2026_____ (Date)